

James Tulin · 3rd

 **Oxford Hounds Inc.**

Chief Executive Officer at Oxford Hounds Inc.

Scottsdale, Arizona, United States · 56 connections ·

Contact info

Experience



Chief Executive Officer
Oxford Hounds Inc.
Dec 2017 – Present · 3 yrs 1 mo
Scottsdale, AZ

Oxford Hounds is a DTC mens luxury lifestyle apparel and accessories brand that crafts its products exclusively from superior world class materials and workmanship. Our Products are a creatively and passionately designed in the U.K. with a keen eye towards providing our niche customer with timeless fashion and unrivaled quality.

SVP, Principal and Director
Swank Inc.
Jun 1974 – Dec 2012 · 38 yrs 7 mos
New York, New York, United States

Swank was the largest mens accessories company in the world. The firm was a licensee of many well known fashion brands such as Tommy Hilfiger, Ralph Lauren, Guess, Nautica, Tumi and many others.

...see mor

Education



University of Denver
Bachelor's degree, Business Administration and Management



Blair Academy

Skills & endorsements

Product Development

Supply Chain Management

Merchandising

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Recommendations

Received (3)   Given (1)



Joe Hipple
CEO and Founder at F.E.A. |
Strategies Group

April 3, 2020, Joe was James'
mentor

As a consultant to Startups and SMBs, I encounter many
Founders and CEOs. It takes a special dedication for someo
walk out of an established industry and start their own com
Jim has all the qualities it takes...self-belief, passion and
determination. We've worked together for many mon... See



Richard Whitman

at Audience Delivered, LLC

April 3, 2020, Richard worked
with James but at different
companies

Jim Tulin is an exceptional marketer in his field. He has grea
depth of knowledge, hands on experience, and superb busi
judgement. He also let ROI guide his business strategies.

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